

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

March 23, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ETF Series Solutions, under the Exchange Act of 1934.

- Nationwide Risk-Based U.S. Equity ETF

- Nationwide Risk-Based International Equity ETF

- Nationwide Maximum Diversification U.S. Core Equity ETF

- Nationwide Maximum Diversification Emerging Markets Core Equity ETF

Sincerely,

An Intercontinental Exchange Company